UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sesa Sterlite Limited

Other Events

Sesa Sterlite Limited – Supreme Court order lifting Goa Mining ban

Goa, 22 April 2014: The Honorable Supreme Court vide its order dated 21st April, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions. The Honorable Supreme Court has imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa of 20 million tonnes subject to determination of final capacity by Expert Committee appointed by the Supreme Court.

Further, in its order, the Supreme Court has held that all mining leases in the State of Goa, including those of Sesa Sterlite, have expired in 2007. Consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the State government. The Company is working towards securing the necessary permissions for commencement of operations at the earliest.

For further information, please contact:

Communications

Roma Balwani Executive Vice President – Group Communications & CSR	Tel: +91 22 6646 1330 gc@vedanta.co.in

Investors

Ashwin Bajaj Senior Vice President – Investor Relations	Tel: +91 22 6646 1531 Sesasterlite.ir@vedanta.co.in

Sheetal Khanduja

Associate General Manager – Investor Relations

Hitesh Dhaddha

Manager – Investor Relations

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.sesasterlite.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) – 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2014

SESA STERLITE LIMITED

By:	/s/ C. D. Chitnis
Name:	C.D. Chitnis
Title:	Company Secretary